N-SAR Item 77.I. Terms of New or Amended Securities

     At a meeting held on July 15, 2008, the Board of Directors of Advantage Funds, Inc. (the “Fund”) approved a proposal to modify the eligibility requirements of Dreyfus Total Return Advantage Fund’s, Global Alpha Fund’s, and Dreyfus Global Absolute Return Fund’s (the “Funds”) Class I shares. These changes, with respect to the Funds, were reflected in a 497e to the Fund’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on July 28, 2008.